Filed pursuant to Rule 433 dated March 23, 2010 relating to Preliminary Pricing Supplement No. 349 dated March 23, 2010 to Registration Statement No. 333-156423

Structured Investments	Morgan Stanley $ Knock-Out Notes Based on the S&P GSCITM Excess Return Index due April 7, 2011
General
•
The notes are designed for investors who are willing to forgo market floating interest rates on the notes in exchange for a payment at maturity that will vary based on the Index Closing Value on the Valuation Date and during the Observation Period.  If the Index Closing Value does not decline, as compared to the Initial Index Value, by more than 20% on any index business day during the Observation Period, investors will receive, in addition to the principal, a return that is the greater of (a) the Contingent Minimum Return of 5.00% and (b) the Index Return at maturity, subject to the Maximum Payment at Maturity. If the Index Closing Value declines by more than 20% on any index business day during the Observation Period, the payment at maturity will be solely based on the Index Return, which may be negative, and you will be exposed on a 1 to 1 basis to the negative performance of the Underlying Index over the term of the notes.  The payment at maturity may be less, and potentially significantly less, than the stated principal amount of the notes and could be zero.

•	Senior unsecured obligations of Morgan Stanley maturing April 7, 2011†. All payments on the notes are subject to the credit risk of Morgan Stanley.
•	Minimum purchase amount of $10,000 and minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.
•	The notes are expected to price on or about March 26, 2010 and are expected to settle on or about April 1, 2010.
Key Terms
Underlying Index:	S&P GSCITM Excess Return Index
Knock-Out Event:
A Knock-Out Event occurs if, on any index business day during the Observation Period, the Index Closing Value has decreased, as compared to the Initial Index Value, by more than the Knock-Out Buffer Amount.

Knock-Out Buffer Amount:	20%
Payment at Maturity:
If a Knock-Out Event HAS NOT occurred during the Observation Period, you will receive a cash payment at maturity per note equal to $1,000 plus a return equal to $1,000 times the greater of (i) the Contingent Minimum Return and (ii) the Index Return, subject to the Maximum Payment at Maturity. For additional clarification, please see “What is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?” on page PS-2.

If a Knock-Out Event HAS occurred during the Observation Period, you will receive a cash payment at maturity that will reflect the percentage appreciation or depreciation in the Index Closing Value on a 1 to 1 basis.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 x Index Return), subject to the Maximum Payment at Maturity

If a Knock-Out Event has occurred, you will lose some or all of your investment if the Final Index Value has declined from the Initial Index Value.  There is no minimum payment at maturity and you could lose your entire investment.

Contingent Minimum Return:	5.00%
Observation Period:
The period that includes each index business day on which a market disruption event does not occur from and including the first index business day immediately following the Pricing Date to and including the Valuation Date.  The Observation Period will extend to the date on which the Final Index Value is determined if the determination of such value is postponed in accordance with the definition of Valuation Date in the accompanying preliminary pricing supplement.

Maximum Payment at Maturity:	$1,190 per note (119% of the stated principal amount)
Index Closing Value:	On any day, the official settlement price of the Underlying Index
Index Return:	Final Index Value – Initial Index Value Initial Index Value
Initial Index Value:	The Index Closing Value on the Pricing Date
Final Index Value:	The Index Closing Value on the Valuation date
Valuation Date:	April 4, 2011†
Maturity Date:	April 7, 2011†
Pricing Date:	March 26, 2010
Issue Date:	April 1, 2010 (4 business days after the Pricing Date)
CUSIP / ISIN:	617482LE2 / US617482LE25
† Subject to postponement for non-index business days or in the event of a market disruption event and as described under “Description of Notes — Maturity Date” and “—Valuation Date” in the accompanying preliminary pricing supplement.

Investing in the notes involves a number of risks.  See “Risk Factors” beginning on page PS-8 of the accompanying preliminary pricing supplement and “Selected Risk Considerations” beginning on page PS-5 of this document.
Morgan Stanley has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this document relates.  Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that Morgan Stanley has filed with the SEC for more complete information about Morgan Stanley and this offering.  You may get these documents without cost by visiting EDGAR on the SEC website at.www.sec.gov.  Alternatively, Morgan Stanley, any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and this document if you so request by calling toll-free 1-800-584-6837.
You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer on the date the notes are priced.  We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance.  In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying preliminary pricing supplement, prospectus supplement and prospectus.  Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$ 1,000	$	$
Total	$	$	$

(1)	Certain fiduciary accounts will pay a purchase price of $ per note, and the placement agents with respect to sales made to such accounts will forgo any fees.
(2)       Please see “Supplemental Plan of Distribution” in this document and “Description of Notes—Supplemental Information Concerning Plan of Distribution” in the accompanying preliminary pricing supplement for information about fees and commissions.

THE NOTES ARE NOT BANK DEPOSITS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENTAL AGENCY, NOR ARE THEY OBLIGATIONS OF, OR GUARANTEED BY, A BANK.

JPMorgan
Placement Agent
March 23, 2010

Additional Terms Specific to the Notes

You should read this document together with the prospectus dated December 23, 2008, as supplemented by the prospectus supplement dated December 23, 2008 and the preliminary pricing supplement dated March 23, 2010.  This document, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying preliminary pricing supplement, as the notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at.www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Preliminary pricing supplement No. 349 dated March 23, 2010:
http://www.sec.gov/Archives/edgar/data/895421/000095010310000845/dp16985_424b2-ps349.htm

•	Prospectus supplement dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003005/dp12094_424b2-seriesf.htm

•	Prospectus dated December 23, 2008:
http://www.sec.gov/Archives/edgar/data/895421/000095010308003004/dp12129_424b2-debt.htm

Terms used in this document are defined in the accompanying preliminary pricing supplement, prospectus supplement or prospectus. As used in this document, the “Company,” “we,” “us” or “our” refer to Morgan Stanley.

What Is the Return on the Notes at Maturity Assuming a Range of Performance for the Underlying Index?

The following table illustrates the hypothetical return at maturity on the notes.  The “Return on Notes” as used in this document is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000.  The hypothetical returns set forth below reflect the Contingent Return of 5.00% and the Maximum Payment at Maturity of $1,190 per note (a return of 19.00% on the notes) and assume an Initial Index Value of 400.  The hypothetical returns set forth below are for illustrative purposes only and may not reflect the actual returns applicable to a purchaser of the notes.

		Return on Notes
Final Index Value	Index Return	Knock-Out Event Has Not Occurred(1)	Knock-Out Event Has Occurred(2)
720	80.00%	19.00%	19.00%
640	60.00%	19.00%	19.00%
600	50.00%	19.00%	19.00%
560	40.00%	19.00%	19.00%
520	30.00%	19.00%	19.00%
480	20.00%	19.00%	19.00%
476	19.00%	19.00%	19.00%
460	15.00%	15.00%	15.00%
440	10.00%	10.00%	10.00%
420	5.00%	5.00%	5.00%
410	2.50%	5.00%	2.50%
400	0.00%	5.00%	0.00%
380	-5.00%	5.00%	-5.00%
360	-10.00%	5.00%	-10.00%
340	-15.00%	5.00%	-15.00%
320	-20.00%	5.00%	-20.00%
316	-21.00%	N/A	-21.00%
300	-25.00%	N/A	-25.00%
280	-30.00%	N/A	-30.00%
240	-40.00%	N/A	-40.00%
200	-50.00%	N/A	-50.00%
160	-60.00%	N/A	-60.00%
120	-70.00%	N/A	-70.00%
80	-80.00%	N/A	-80.00%
40	-90.00%	N/A	-90.00%
0	-100.00%	N/A	-100.00%
(1)  The Index Closing Value has not declined, as compared to the Initial Index Value, by more than 20% on any index business day during the Observation Period.
(2)  The Index Closing Value has declined, as compared to the Initial Index Value, by more than 20% on any index business day during the Observation Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the return on the notes set forth in the table on the previous page are calculated.

Example 1: A Knock-Out Event HAS occurred, and the Index Closing Value decreases from the Initial Index Value of 400 to a Final Index Value of 200.  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of 5.00% and is therefore exposed to the negative performance of the Underlying Index on a 1 to 1 basis.  The investor receives a payment at maturity based on the Index Return of –50%, which is significantly less than the stated principal amount, calculated as follows:

$1,000 + ($1,000 x –50%)  = $500

Example 2:  A Knock-Out Event HAS occurred, and the Index Closing Value increases from the Initial Index Value of 400 to a Final Index Value of 410.  Because a Knock-Out Event has occurred, the investor does not receive the benefit of the Contingent Minimum Return of 5.00% and is therefore exposed to the performance of the Underlying Index on a 1 to 1 basis.  The investor receives a payment at maturity based on the Index Return of 2.50%, calculated as follows:

$1,000 + ($1,000 x 2.50%)  = $1,025

Example 3:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 400 to a Final Index Value of 520.  Because the Index Return of 30% would result in a payment at maturity that is greater than the Maximum Payment at Maturity, the investor receives the Maximum Payment at Maturity of $1,190 per note.

Example 4:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 400 to a Final Index Value of 440.  Because the Index Return of 10% is greater than the Contingent Minimum Return of 5.00%, the investor receives a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 10.00%)  = $1,100

Example 5:  A Knock-Out Event has NOT occurred, and the Index Closing Value increases from the Initial Index Value of 400 to a Final Index Value of 410.  Because a Knock-Out Event has not occurred and the Index Return of 2.50% is less than the Contingent Minimum Return of 5.00%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.00%)  = $1,050

Example 6:  A Knock-Out Event has NOT occurred, and the Index Closing Value decreases from the Initial Index Value of 400 to a Final Index Value of 380.  Because a Knock-Out Event has not occurred and the Index Return of -5% is less than the Contingent Minimum Return of 5.00%, the investor receives the benefit of the Contingent Minimum Return and therefore a payment at maturity per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x 5.00%)  = $1,050

Selected Purchase Considerations

•
APPRECIATION POTENTIAL — The notes provide the opportunity to participate in the appreciation of the Underlying Index at maturity, subject to the Maximum Payment at Maturity.  If a Knock-Out Event HAS NOT occurred, in addition to the principal amount, you will receive at maturity no less than the Contingent Minimum Return of 5.00%, or a minimum payment at maturity of $1,050 for each note.  However, if  a Knock-Out Event HAS occurred, you could lose a significant portion of your investment based on a 1% loss for every 1% decline in the Index Closing Value, as compared to the Initial Index Value.  Even if a Knock-Out Event has occurred, if the Final Index Value is greater than the Initial Index Value, in addition to the principal amount, you will receive at maturity a return on the notes equal to the Index Return, subject to the Maximum Payment at Maturity.  Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•
RETURN BASED ON THE S&P GSCITM EXCESS RETURN INDEX — The return on the notes is linked solely to the S&P GSCITM Excess Return Index, the excess return version of the S&P GSCI™, a composite index of commodity sector returns, calculated, maintained and published daily by Standard & Poor’s, a division of the McGraw-Hill Companies (“S&P”).  The S&P GSCI™ is a world production-weighted index that is designed to reflect the relative significance of principal non-financial commodities (i.e., physical commodities) in the world economy. The S&P GSCI™ represents the return of a portfolio of the futures contracts for the underlying commodities. The S&P GSCI™ Excess Return Index is an excess return index and not a total return index.  An excess return index reflects the returns that are potentially available through an unleveraged investment in the contracts composing the index. By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts. See “The S&P GSCITM Excess Return Index” in the accompanying preliminary pricing supplement.

•
CAPITAL GAINS TAX TREATMENT — You should note that the discussion under “United States Federal Taxation” in the accompanying prospectus supplement does not apply to the notes offered under the accompanying preliminary pricing supplement and is superseded by the following discussion.

Although the issuer believes that, under current law, each note should be treated as a single financial contract that is an “open transaction” for U.S. federal income tax purposes, there is uncertainty regarding the U.S. federal income tax consequences of an investment in a note.

Assuming this treatment of the notes is respected, the following U.S. federal income tax consequences should result based on current law:

▪	a U.S. Holder should not be required to recognize taxable income over the term of the notes prior to maturity, other than pursuant to a sale or exchange, and

▪
upon sale, exchange or settlement of the notes at maturity, a U.S. Holder should recognize capital gain or loss equal to the difference between the amount realized and the U.S. Holder’s tax basis in the notes.  Such gain or loss should be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at such time.

Please read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement concerning the U.S. federal income tax consequences of an investment in the notes.

On December 7, 2007, the Treasury Department and the Internal Revenue Service (the “IRS”) released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

Both U.S. and non-U.S. investors considering an investment in the notes should read the discussion under “Selected Risk Considerations” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement and consult their tax advisers regarding all aspects of the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by the aforementioned notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Selected Risk Considerations

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Underlying Index or any of its underlying futures contracts.  These risks are explained in more detail in the “Risk Factors” section of the accompanying preliminary pricing supplement dated March 23, 2010.

•
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS —The terms of the notes differ from those of ordinary debt securities in that we do not guarantee to pay you the principal amount of the notes at maturity and do not pay you interest on the notes.  If a Knock-Out Event occurs you will be fully exposed to any depreciation in the Underlying Index.  If a Knock-Out Event has occurred and the Final Index Value is less than the Initial Index Value, the payment at maturity on each note will be less, and may be significantly less, than the stated principal amount of the notes and consequently, the entire principal amount of your investment is at risk.

•	THE NOTES DO NOT PAY INTEREST – Unlike ordinary debt securities, the notes do not pay interest and do not guarantee any return of principal at maturity.

•
YOUR APPRECIATION POTENTIAL IS LIMITED – The appreciation potential of the notes will be limited by the Maximum Payment at Maturity whether or not a Knock-Out Event occurs.  The payment at maturity will never exceed the Maximum Payment at Maturity even if the Final Index Value is substantially greater than the Initial Index Value.

•
THE NOTES ARE SUBJECT TO THE CREDIT RISK OF MORGAN STANLEY, AND ANY ACTUAL OR ANTICIPATED CHANGES TO ITS CREDIT RATINGS OR CREDIT SPREADS MAY ADVERSELY AFFECT THE MARKET VALUE OF THE NOTES — You are dependent on Morgan Stanley’s ability to pay all amounts due on the notes at maturity, and therefore you are subject to the credit risk of Morgan Stanley.  If Morgan Stanley defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment.  As a result, the market value of the notes prior to maturity will be affected by changes in the market’s view of Morgan Stanley's creditworthiness.  Any actual or anticipated decline in Morgan Stanley’s credit ratings or increase in the credit spreads charged by the market for taking Morgan Stanley credit risk is likely to adversely affect the market value of the notes.

•
MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the Index Closing Value on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Underlying Index and its underlying futures contracts;

•	whether or not a Knock-Out Event has occurred;

•	the market price of the physical commodities upon which the futures contracts underlying the Underlying Index are based;

•	interest and yield rates in the market generally;

•	geopolitical conditions and economic, financial, political, regulatory or judicial events that affect commodities markets generally and which may affect the Index Closing Value;

•	the time remaining until the maturity of the notes; and

•	any actual or anticipated changes in our credit ratings or credit spreads.

Some or all of these factors will influence the price you will receive if you sell your notes prior to maturity.  For example, you may have to sell your notes at a substantial loss if the Index Closing Value has declined and especially if a Knock-Out Event has occurred or is likely to occur in light of the then-current Index Closing Value.

You cannot predict future Index Closing Values based on historical Index Closing Values.  The Index Closing Value may decrease by more than the Knock-Out Buffer Amount during the Observation Period such that you will be exposed on a 1 to 1 basis to any decline in the Index Closing Value and, as a result, you may lose some or all of your investment at maturity.  There can be no assurance that the Final Index Value will increase or that a Knock-Out Event will not occur so that you will receive at maturity an amount that is greater than the principal amount of your investment.

•
INVESTMENTS LINKED TO COMMODITIES ARE SUBJECT TO SHARP FLUCTUATIONS IN COMMODITY PRICES — Investments, such as the notes, linked to the prices of commodities, are subject to sharp fluctuations in the prices of commodities and related contracts over short periods of time for a variety of factors, including: changes in supply and demand relationships; weather; climatic events; the occurrence of natural disasters; wars; political and civil upheavals; acts of terrorism; trade, fiscal, monetary, and exchange control programs; domestic and foreign political and economic events and policies; disease; pestilence; technological developments; changes in interest rates; and trading activities in commodities and related contracts.  These factors may affect the settlement price of the Underlying Index and the value of your notes in varying and potentially inconsistent ways.  As a result of these or other factors, the level of the Underlying Index may be, and has been, highly volatile (see “Historical Information” below).

•	NOT EQUIVALENT TO INVESTING IN THE UNDERLYING INDEX — Investing in the notes is not equivalent to investing in the Underlying Index or the futures contracts that underlie the Underlying Index.

•
SUSPENSIONS OR DISRUPTIONS OF MARKET TRADING IN COMMODITY AND RELATED FUTURES MARKETS COULD ADVERSELY AFFECT THE PRICE OF THE NOTES — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention.  In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices which may occur during a single business day.  These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price.”  Once the limit price has been reached in a particular contract, no trades may be made at a different price.  Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices.  These circumstances could adversely affect the value of the Underlying Index and, therefore, the value of the notes.

•
HIGHER FUTURE PRICES OF THE INDEX COMMODITIES RELATIVE TO THEIR CURRENT PRICES MAY ADVERSELY AFFECT THE VALUE OF THE UNDERLYING INDEX AND THE VALUE OF THE NOTES — The Underlying Index is composed of futures contracts on physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity.  As the futures contracts that compose the Underlying Index approach expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in September may specify an October expiration.  As time passes, the contract expiring in October is replaced by a contract for delivery in November.  This process is referred to as “rolling.”  If the market for these contracts is (putting aside other considerations) in “backwardation,” where the prices are lower in the distant delivery months than in the nearer delivery months, the sale of the October contract would take place at a price that is higher than the price of the November contract, thereby creating a “roll yield.”  While many of the contracts included in the Underlying Index have historically exhibited consistent periods of backwardation, backwardation will most likely not exist at all times.  Moreover, certain of the commodities included in the Underlying Index have historically traded in “contango” markets.  Contango markets are those in which the prices of contracts are higher in the distant delivery months than in the nearer delivery months.  The absence of backwardation in the commodity markets could result in negative “roll yields,” which could adversely affect the value of the Underlying Index and, accordingly, the value of the notes.

•
ADJUSTMENTS TO THE UNDERLYING INDEX COULD ADVERSELY AFFECT THE VALUE OF THE NOTES — S&P, as the publisher of the Underlying Index, may add, delete or substitute the commodity constituting the Underlying Index or make other methodological changes that could change the value of the Underlying Index.  S&P may discontinue or suspend calculation or publication of the Underlying Index at any time.  Any of these actions could adversely affect the value of the notes.  Where the Underlying Index is discontinued, the calculation agent will have the sole discretion to substitute a successor index that is comparable to the Underlying Index and is not precluded from considering indices that are calculated and published by the calculation agent or any of its affiliates.

•
THE NOTES ARE LINKED TO AN EXCESS RETURN INDEX AND NOT A TOTAL RETURN INDEX — The notes are linked to an excess return index and not a total return index.  An excess return index, such as the Underlying Index, reflects the returns that are potentially available through an unleveraged investment in the contracts comprising such index.  By contrast, a “total return” index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

•
CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this document is based on the full stated principal amount of your notes, the original issue price of the notes will include the agents’ commissions and the cost of hedging our obligations under the notes through one or more of our affiliates.  The cost of hedging includes the projected profit that our subsidiaries may realize in consideration for assuming the risks inherent in managing the hedging transactions.  As a result, the price, if any, at which affiliates of Morgan Stanley will be willing to purchase notes from you in secondary market transactions, if at all, will likely be significantly lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  Secondary market prices are also likely to be reduced by the costs of unwinding the related hedging transactions.  The notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your notes to maturity.

•
LACK OF LIQUIDITY — The notes will not be listed on any securities exchange.  Therefore, there may be little or no secondary market for the notes.  Morgan Stanley & Co. Incorporated (“MS & Co.”) may, but is not obligated to, make a market in the notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because we do not expect that other broker-dealers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which MS & Co. is willing to transact.  If, at any time, MS & Co. were not to make a market in the notes, it is likely that there would be no secondary market for the notes.  Accordingly, you should be willing to hold your notes to maturity.

•
POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.  We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the level of the Underlying Index and the notes.

•
THE OFFERING OF THE NOTES MAY BE TERMINATED BEFORE THE PRICING DATE — If we determine prior to pricing that it is not reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes, the offering of the notes will be terminated.

•
THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN. — Please read the discussion under “Selected Purchase Considerations ― Capital Gains Tax Treatment” in this document and the discussion under “United States Federal Taxation” in the accompanying preliminary pricing supplement (together the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of an investment in the notes.  If the IRS were successful in asserting an alternative treatment for the notes, the timing and character of income on the notes might differ significantly from the tax treatment described in the Tax Disclosure Sections.  For example, under one characterization, U.S. Holders could be required to accrue original issue discount on the notes every year at a “comparable yield” determined at the time of issuance and recognize all income and gain in respect of the notes as ordinary income. Because the notes provide for the return of principal except in the case of a Knock-Out Event, the risk that they will be recharacterized, for U.S. federal income tax purposes, as debt instruments giving rise to ordinary income, rather than as an open transaction, is higher than with other non-principal protected commodity-linked securities.  The issuer does not plan to request a ruling from the IRS regarding the tax treatment of the notes, and the IRS or a court may not agree with the tax treatment described in the Tax Disclosure Sections.  On December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require holders of instruments such as the notes to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; whether short-term instruments should be subject to any such accrual regime; the relevance of factors such as the exchange-traded status of the instruments and the nature of the underlying property to which the instruments are linked; the degree, if any, to which any income (including any mandated accruals) realized by non-U.S. holders should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.   Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments, the issues presented by this notice and any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Use of Proceeds and Hedging

Part of the net proceeds we receive from the sale of the notes will be used in connection with hedging our obligations under the notes through one or more of our subsidiaries.  The hedging or trading activities of our affiliates on or prior to the Pricing Date and during the Observation Period, including on the Valuation Date, could affect the Index Closing Value in a way that reduces the amount you may receive on the notes at maturity.

Historical Information

The following graph sets forth the historical performance of the Underlying Index based on the closing values of the Underlying Index from January 1, 2005 through March 22, 2010.  The closing value on March 22, 2010 was 430.8062.  We obtained the information in the graph below from Bloomberg Financial Markets (“Bloomberg”).  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg.  In addition, the Index Closing Value will not be determined with reference to data published by Bloomberg.

The historical performance set out in the graph below should not be taken as an indication of future performance, and no assurance can be given as to the Index Closing Value during the Observation Period or on the Valuation Date.  We cannot give you any assurance that the Index Closing Value will increase or that a Knock-Out Event will not occur so that at maturity you will receive a payment in excess of the stated principal amount of the notes.

Historical Performance of the S&P GSCITM Excess Return Index

License Agreements

License Agreement between Standard & Poor’s and Morgan Stanley.  “Standard & Poor’s®,” “S&P®” and “S&P GCSITM” are trademarks of The McGraw-Hill Companies, Inc and have been licensed for use by Morgan Stanley.  See “License Agreement between S&P and Morgan Stanley” in the accompanying preliminary pricing supplement.

Benefit Plan Investor Considerations

Your purchase of a note in a self-directed Individual Retirement Account (an “IRA”) will be deemed to be a representation and warranty  by you that, as of the date of purchase (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the investment of the assets of such self-directed IRA used to purchase the note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of ERISA) with respect to any such IRA assets and (ii) in connection with the purchase of the note, such self-directed IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA), and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

See “Benefit Plan Investor Considerations” in the accompanying preliminary pricing supplement.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. will act as placement agents for the notes and will receive a fee from the issuer that will not exceed $10.00 per $1,000 principal amount note.